EXHIBIT 99.1

Volvo Penta Expands Plant in China

GOTEBORG, Sweden, Jan. 14, 2005 (PRIMEZONE) -- Volvo Penta is expanding its Chinese engine plant, resulting in an increase in production capacity to about 10,000 engines annually.

The plant, located in Wuxi, about 100 kilometers west of Shanghai, is jointly owned by Volvo Penta and its Chinese partner, Wuxi Diesel Engine Works.

Inaugurated in the beginning of 2000, the plant assembles diesel engines delivered as CKD kits, primarily from Volvo's engine plant in Skovde, Sweden. Certain local components are also included in production.

In pace with Volvo Penta's successes in China, operations have been gradually expanded. The new plant premises were formally opened after New Year 2005, which means that the plant floor space now amounts to about 7,000 square meters. The plant, which has been operating at full capacity in recent years, now has a capacity of 10,000 engines annually.

Production involves diesel engines used in industrial applications, mainly generator sets, as well as in various types of workboats and passenger vessels.

 For further information, please contact
 Mats Edenborg, AB Volvo Penta
 phone: +46 31 66 83 11
 Mobile: +46 705 66 35 10
 E-mail: mats.edenborg@volvo.com

Volvo Penta is a world-leading and global manufacturer of engines and complete power systems for both marine and industrial applications with more than 5,000 dealers in over 130 countries. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp. Volvo Penta is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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